

Carlile Patchen & Murphy LLP
ATTORNEYS AT LAW

Writer's Direct Line: (614) 628-0788
Writer's E-Mail Address: msmith@cpmlaw.com

June 30, 2010

AdCare Health Systems, Inc.
5057 Troy Road
Springfield, Ohio 45502

Re: Registration Statement on Form S-3
AdCare Health Systems, Inc., an Ohio corporation (the "Company")

Ladies and Gentlemen:

This opinion is furnished to you in connection with a Registration Statement on Form S-3 No. 333-166488, as it may be amended from time to time (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), for (a) the immediate registration of the following securities: (1) 1,382,500 Private Placement Warrants issued in a Private Placement on December 8, 2009, (2) 70,300 Warrants issued to Newbridge in connection with the Company's initial public offering, and (3) 4,672,828 shares of common stock, no par value, issuable upon the exercise of certain warrants and options consisting of (i) 1,382,500 shares of common stock underlying the Private Placement Warrants, (ii) 1,217,111 shares of common stock underlying the IPO Warrants, (iii) 1,811,539 shares of common stock underlying the Securityholder Warrants, (iv) 70,300 shares of common stock underlying the Newbridge Warrants, (v) 171,378 shares of common stock comprising the Management Restricted Stock issued to certain directors and officers of the Company on November 30, 2009, and (vi) 20,000 shares of common stock comprising the Rookwood Restricted Stock issued to Rookwood on April 14, 2008; (collectively, the "Secondary Offering"); and (b) the "shelf registration" of an indeterminate number of shares of common stock up to a maximum aggregate offering price of $20,000,000 (collectively, the "Primary Offering"), as subsequently supplemented by the prospectus supplement applicable to the Offering (as described below). Any terms not defined herein shall have the meanings ascribed to them in the Registration Statement.

All of the securities being registered in connection with the Secondary Offering are being registered on behalf of the securityholders identified in the Registration Statement (the "Selling Securityholders"). The shares of common stock being registered in connection with the Primary Offering are being registered on behalf of the Company. The Company proposes to sell up to an aggregate of 1,714,756 shares of common stock (the "Offered Shares") of common stock, no par value, under the Registration Statement (the "Offering") to C.K. Cooper & Company, Inc. (the "Underwriter") pursuant to a Common Stock Purchase Agreement dated June 30, 2010 between the Company and the Underwriter (the "Purchase Agreement").

We are acting as counsel for the Company in connection with the registrations being undertaken and with respect to the sale of the Offered Shares. We have examined signed copies of the Registration Statement filed with the Commission and the supplemental prospectus used in connection with the Offering. We have also examined and relied upon minutes of meetings of the stockholders and the Board of Directors of the Company as provided to us by the Company, stock record books of the

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Company as provided to us by the Company, the Articles of Incorporation and Code of Regulations of the Company, each as restated and/or amended to date, and such other documents as we have deemed necessary for purposes of rendering the opinions hereinafter set forth.

In our examination of the foregoing documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of such latter documents and the legal competence of all signatories to such documents.

We assume that the appropriate action will be taken, prior to the offer and sale of the securities and underlying shares of common stock by the Selling Securityholders, to register and qualify the securities for sale under all applicable state securities or "blue sky" laws.

We express no opinion herein as to the laws of any state or jurisdiction other than the General Corporation Law of the State of Ohio.

Based upon and subject to the foregoing, we are of the opinion that the Offered Shares are validly issued, fully paid and nonassessable. It is understood that this opinion is to be used only in connection with the offer and sale of the Company's securities while the Registration Statement is in effect.

Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. This opinion is based upon currently existing statutes, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act and to the use of our name therein and in the related prospectus under the caption "Legal Matters". In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP



Michael A. Smith